RECEIVED MAY 14 2002 WASH. D.C. 152 SECTION PROC

02021166

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38759

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Olde Economie Financial Consultants, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

511 State Street
(No. and Street)

Baden	PA	15005-1738
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rick Katterson / John Toth — 724/869-7526
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turnley, Mark C
(Name — if individual, state last, first, middle name)

2919 Duss Avenue	Ambridge	PA	15003
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OK-UF 6-19

SEC 1410 (3-91)

6/02

OATH OR AFFIRMATION

I, Rick Katterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Olde Economie Financial Consultants, Ltd., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Rick Katt
Signature

President / General Principal
Title

John E Toth Jr
Notary Public
John E. Toth, Jr. 5/10/02

Notarial Seal
John E. Toth, Jr., Notary Public
Baden Boro, Beaver County
My Commission Expires Aug. 3, 2004
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (cash flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (none)
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (none)
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OLDE ECONOMIE FINANCIAL CONSULTANTS, LTD.
SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS & NET CAPITAL IN ACCORDANCE WITH RULE 15C 3-1 UNDER THE SECURITIES & EXCHANGE ACT OF 1934
DECEMBER 31, 2001

AGGREGATE INDEBTEDNESS	**$**	**44,142**
NET CAPITAL		
Ownership Equity	$	162,739
Less: Non-Allowable Assets:		
Petty Cash		(100)
A/R Dealer Concessions over 30 Days		(312)
A/R Dealer Concessions LP		(905)
A/R Reps		(6,623)
NASD Warrants		(3,300)
Prepaid Corporate Taxes		(12,347)
Fixed Assets (Net)		(4,734)
TENTATIVE NET CAPITAL	**$**	**134,418**
Less Haircut on Investment		3,237
NET CAPITAL	**$**	**131,181**

The accompanying notes are an integral part of these financial statements.

OLDE ECONOMIE FINANCIAL CONSULTANTS, LTD.
RECONCILIATION OF FOCUS REPORT PART IIA TO THE COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
DECEMBER 31, 2001

LINE # ON FOCUS II A	DESCRIPTION	AMOUNT
Line 23 (B)	Common Stock (Net of Subs Rec)	$ 25,249
Line 23 (D)	Retained Earnings	117,127
	Total Owners Equity	**$ 142,376**
LESS: NON-ALLOWABLE ASSET		
Line 2 (B)	A/R Dealer Concessions over 30 Days/LP	$ (1,217)
Line 3	A/R Reps	(6,623)
Line 5 (B)	Stock Warrants	(3,300)
Line 10	Fixed Assets (Net)	(4,734)
Line 11	Petty Cash, Prepaid Taxes	(611)
	TOTAL NON-ALLOWABLE ASSETS	**$ (16,485)**
	Calculated Net Capital	$ 125,891
Line 9E	Less Haircuts on Investments (30 days but less than 91 days to maturity 1/8 of 1%)	3,237
	Net Capital Calculated	**$ 122,654**
	Net Capital Per Computation of Net Capital	**$ 131,181**
	Audit Adjustments (Page 17)	**$ 8,527**

The accompanying notes are an integral part of these financial statements.

OLDE ECONOMIE FINANCIAL CONSULTANTS, LTD.
MATERIAL AND IMMATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT

MATERIAL INADEQUACIES:	NONE
IMMATERIAL INADEQUACIES:	
NET CAPITAL PER FOCUS REPORT	$ 122,654
AUDIT ADJUSTMENTS	
A. Reduce Corporate Taxes Payable from $8,527 to $0	8,527
NET CAPITAL PER AUDIT	$ 131,181

Corrective action to be taken on the above immaterial inadequacies, to insure compliance:

A. Record Audit Adjustments to Revise Accrued Corporate Tax Liability

Olde Economie Financial Consultants, Ltd.
511 State Street
Baden, PA 15005-1738

May 10, 2002

SEC
attn: B/D Division
450 - 5th Street NW
Washington, DC 20549

SEC MAIL RECEIVED PROCESSING
MAY 14 2002
WASH., D.C. 152 SECTION

RE: Corrections to the 2001 Annual Audit
Olde Economie Financial Consultants, Ltd.
BD # 21304 - SEC # 8-38759

Attached you will find corrected pages which reflect a change in Prepaid Corporate Taxes as suggested by the NASD District 9 Office. Prepaid Corporate Taxes on page 8 of the 2001 Annual Audit was changed from ($511) to ($12,347). This change reduced our Net Capital from $143,017 to $131,181.

Please replace pages 8, 11 and 17 of the original 2001 Annual Audit with the corrected pages.

Thank you.

Respectfully,

John Toth
Executive VP and General Principal
Olde Economie Financial Consultants, Ltd.

enclosures (3)

aud2001.doc